[Logo of PPG Industries, Inc.]				Exhibit 20

PPG Industries, Inc.
Corporate Communications Department
One PPG Place
Pittsburgh, Pennsylvania  15272-0001   USA


News		John S. Ruch		412-434-2445



GLAVERBEL TO ACQUIRE PPG'S
EUROPEAN FLAT GLASS BUSINESS


     PITTSBURGH, May 6 -- PPG Industries of Pittsburgh and Glaverbel S.A. of Brussels, Belgium, announced that Glaverbel has confirmed its intention to purchase PPG's European flat and automotive glass business, based mainly in France and Italy. Terms were not disclosed.

     Final agreement is subject to due diligence, approvals of the governing bodies of the companies and regulatory authorities, and notification of works councils. The parties expect to complete the transaction by June 30.

     PPG's European glass business is mainly active in the flat glass and automotive glass sectors. It has four float glass production lines with total capacity of 2,000 tons per day, facilities to produce windshields and tempered glass for more than two million autos per year, some processing activities and an architectural glass distribution network in France.

     Consolidated annual sales of the PPG business units are about US$450 million; they employ about 2,750 people.

     PPG announced in March its intention to sell its profitable glass business in Europe, citing its lack of scale.

                                  -21585/598-

Internet:  http://www.ppg.com
